NSAR Item 77E - BlackRock MuniYield Fund, Inc. ("MYD")

Eitel Litigation

On August 3, 2010, Dolores Eitel and other shareholders of MYD filed a purported derivative action in the Supreme Court of the State of New York, New York County.  The complaint named BlackRock Advisors, LLC, BlackRock, Inc. and certain of the board members, officers and portfolio managers of MYD as defendants.  The complaint alleged, among other things, that the defendants breached fiduciary duties owed to MYD and its common shareholders and committed waste by redeeming MYD's auction preferred shares at their liquidation preference. The complaint sought unspecified damages for losses purportedly suffered by MYD as a result of the prior redemptions and injunctive relief preventing MYD from redeeming auction preferred shares at their liquidation preference in the future and awarding the plaintiffs the costs and disbursements of this action, including reasonable attorneys', accountants' and experts' fees and expenses.  The plaintiffs in the Curbow Action previously moved to preliminarily enjoin BlackRock Credit Allocation Income Trust II, Inc. (PSY) and BlackRock Credit Allocation Income Trust IV (BTZ) from redeeming their outstanding auction preferred shares and, on December 23, 2010, the Court denied that motion.

On March 15, 2012, the Supreme Court of the State of New York, New York County, entered an order consolidating the above-referenced derivative complaint with another derivative complaint, containing almost identical allegations, already pending in that court.  The court on March 15, 2012 also authorized plaintiffs to file an amended complaint.  On April 16, 2012, the Plaintiffs filed a Consolidated Shareholder Derivative Complaint which did not include MYD as a nominal defendant.  Thus, MYD is no longer a nominal defendant in the derivative complaint.

842162.02-New York Server 6A MSW - Draft June 20, 2012 - 5:24 PM